SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

CORELOGIC, INC.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE

(Title and Class of Securities)

21871D103

(CUSIP number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella

John Hancock Tower

200 Clarendon Street, 59th Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871D103	13D/A	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,938,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 7,938,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,938,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 21871D103	13D/A	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,938,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 7,938,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,938,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 21871D103	13D/A	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,938,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 7,938,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,938,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 21871D103	13D/A	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,938,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 7,938,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,938,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 21871D103	13D/A	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Grubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,938,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 7,938,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,938,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 21871D103	13D/A	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 728,002
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 728,002
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,002
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 21871D103	13D/A	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,625,429
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 1,625,429
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 21871D103	13D/A	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,585,288
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 5,585,288
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,585,288
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 21871D103	13D/A	Page 10 of 16 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Statement on Schedule 13D filed on January 17, 2008, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on April 14, 2008, and as further amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed on January 11, 2010, by the Reporting Persons (as so amended, the “Schedule 13D”), with respect to the shares of common stock, par value $1.00 per share, of The First American Corporation, a California corporation (“First American”). Effective June 1, 2010, First American changed its place of incorporation from California to Delaware (the “Reincorporation”) and was renamed CoreLogic, Inc. Except where otherwise indicated, this Amendment No. 3 is being filed to amend and restate the Schedule 13D to report certain share transactions, to reflect the Reincorporation and to update share and other information contained herein.

Item 1. Security and Issuer.

The securities to which this Amendment No. 3 relates are shares of common stock, par value $0.00001 per share (the “Shares”), of CoreLogic, Inc., a Delaware corporation (“CoreLogic” or the “Issuer”). The principal executive officers of the Issuer are located at 1 First American Way, Santa Ana, California 92707.

Item 2. Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”), Jonathon S. Jacobson, Richard L. Grubman, Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), and Highfields Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Highfields III”). Highfields I, Highfields II and Highfields III are together referred to herein as the “Funds.” Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson, Mr. Grubman and the Funds are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

Highfields Capital Management is principally engaged in the business of providing investment management services to the Funds, and to Highfields Capital IV LP, a Delaware limited partnership, and Highfields Capital Ltd., a Cayman Islands exempted company, each of which is a limited partner in Highfields III. The business address and principal executive offices of Highfields Capital Management are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Highfields GP is the general partner of Highfields Capital Management. Highfields GP’s principal business is serving as general partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Highfields Associates is the general partner of the Funds. Highfields Associates’ principal business is serving as the general partner of the Funds and of Highfields Capital IV, LP. The business address and principal executive offices of Highfields Associates are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Mr. Jacobson is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor,

CUSIP No. 21871D103	13D/A	Page 11 of 16 Pages

Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director, and the Chief Executive Officer and Chief Investment Officer, of Highfields Capital Management.

Mr. Grubman is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing Director of Highfields Capital Management.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following text:

The aggregate purchase price of the additional 280,000 shares purchased by Highfields III as reported in this Amendment No. 3 was approximately $4,988,825, inclusive of brokerage commissions.

Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in its margin accounts.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. It is the Reporting Persons’ intention to further purchase, or to sell, lend, vote, dispose or otherwise deal in the Issuer’s securities in all cases at times and in such manner as they deem advisable in pursuit of their investment purposes as determined in light of then-current market conditions, Issuer developments and other circumstances.

To evaluate such alternatives, the Reporting Persons take into consideration, among other factors, the Issuer’s prospects, capital structure, operations, management and strategic opportunities or potential transactions and may discuss such matters with the Issuer’s management or directors. From time to time the Reporting Persons also discuss such matters with other shareholders, industry analysts, investment and financing firms, existing or potential strategic partners or acquirors, and customers. In the course of such discussions the Reporting Persons may suggest or express a view with respect to potential changes in the Issuer’s operations, management, Board of Directors, governance, ownership or capital structure. In addition, as a result of such discussions, market conditions or further developments or actions of the Issuer, the Reporting Persons may change their intentions or Share ownership stated herein, exercise certain shareholder rights under state of federal law, or make proposals and take actions that could change or influence the management, capital structure, Board of Directors, or ownership of the Issuer. Nothing herein shall be construed as limiting the scope of actions or alternatives that the Reporting Persons may consider or discuss from time to time, or the course of action, if any, that the Reporting Persons may ultimately pursue.

CUSIP No. 21871D103	13D/A	Page 12 of 16 Pages

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As of the date hereof, Highfields I, Highfields II and Highfields III own beneficially 728,002, 1,625,429 and 5,585,288 Shares, respectively, representing approximately 0.6%,1.4% and 4.8%, respectively, of the 116,999,315 Shares of the Issuer last reported as outstanding.

As of the date hereof, Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman, through their respective capacities in which they directly or indirectly control the Funds, have sole voting and dispositive power with respect to all 7,938,719 Shares owned beneficially by the Funds, representing approximately 6.8% of the Issuer’s common stock.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Annex A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds hold a portion of their assets, which may include the Issuer’s securities, in prime brokerage accounts at various institutions, which accounts provide the Funds with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by the Funds are held from time to time in such prime broker accounts they may be subject to such counterparty rights.

Each of the Funds has entered into cash settled equity swap and other similar derivatives transactions and contracts with one or more counterparties, the value of which is based in whole or in part on the value of the Issuer’s securities, has modified and/or unwound certain of such contracts, and expects to do so in the future. The profit and loss on such contracts is wholly or partially referenced to, and therefore calculated based on, the market value of the Issuer’s securities, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Issuer’s securities may be included, or a combination of any of the foregoing.

CUSIP No. 21871D103	13D/A	Page 13 of 16 Pages

These contracts do not, and will not at any time, give the Reporting Persons voting or investment power over any Issuer securities referenced therein. Accordingly, the Reporting Persons disclaim beneficial ownership in any Issuer securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Based upon the relationships described herein, the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. Each Reporting Person disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

CUSIP No. 21871D103	13D/A	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

September 9, 2010

Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory

Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory

Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory

Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory

Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory

Name/Title

CUSIP No. 21871D103	13D/A	Page 15 of 16 Pages

HIGHFIELDS CAPITAL I LP

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory

Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory

Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory

Name/Title

CUSIP No. 21871D103	13D/A	Page 16 of 16 Pages

Annex A

INFORMATION WITH RESPECT TO TRANSACTIONS

OF SHARES BY HIGHFIELDS III EFFECTED DURING THE PAST SIXTY DAYS

Date	Number of Shares Purchased (Sold) (1)	Price per Share ($) (2)
9/3/2010	70,000	18.0508
9/7/2010	60,000	17.8575
9/7/2010	10,000	17.8649
9/8/2010	60,000	17.6434
9/8/2010	10,000	17.6272
9/9/2010	70,000	17.8596

(1)	All purchases/sales were effected through open market transactions.
(2)	Inclusive of brokerage commissions.